--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: DECEMBER 31, 2001
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director          X  10% Owner
   PRIMEDIA Inc.                                About.com, Inc. (BOUT)                         ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                            -----------------  ------------------
   745 Fifth Avenue                                                         12/00
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original       Form filed by One Reporting Person
                                                                           (Month/Year)       ---
                                                                           11/00               X  Form filed by More than One
   New York,      New York        10151                                                       ---   Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price(1)    (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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Common Stock(2)                      12/5/00    J(3)          1,613,445    A       (2)        5,389,795        D
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Common Stock                         12/11/00   P(3)             50,400    A      $24.4509    5,389,795        D
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Common Stock                         12/12/00   P(3)           1,000,200   A      $24.2500    5,389,795        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                         12/13/00   P(3)             203,800   A      $23.7681    5,389,795        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                         12/14/00   P(3)             102,500   A      $23.0335    5,389,795        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                         12/15/00   P(3)             340,800   A      $23.5257    5,389,795        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                         12/18/00   P(3)              55,000   A      $23.8239    5,389,795        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                         12/19/00   P(3)              66,500   A      $24.1579    5,389,795        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                         12/20/00   P(3)              15,000   A      $24.9375    5,389,795        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                         12/21/00   P(3)             174,000   A      $25.5823    5,389,795        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                         12/22/00   P(3)             215,000   A      $24.6090    5,389,795        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                         12/26/00   P(3)              54,000   A      $25.3906    5,389,795        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                         12/27/00   P(3)              62,000   A      $24.4723    5,389,795        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                         12/28/00   P(3)             177,000   A      $25.2840    5,389,795        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(4)                      12/29/00   J(5)             735,802   A         (5)      5,389,795        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(6)                      12/29/00   J(7)             120,987   A         (7)      5,389,795        D
------------------------------------------------------------------------------------------------------------------------------------


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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, SEE Instructions 4(b)(v).

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                          (Page 1 of 3)
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

FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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Not applicable
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

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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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Explanation of Responses:

(1) Share prices listed are the aveage of prices paid on the transaction date.

(2) The common stock, par value $0.001 per share ("Common Stock"), was granted pursuant to the Agreement, dated as of October 29, 2000 (the "Second Ads for Equity Agreement"), between
PRIMEDIA Inc. and the Issuer (filed as Exhibit 5 to the Reporting Person's Report on
Schedule 13D dated November 8, 2000). KKR Associates, L.P. and KKR 1996 GP LLC are required to file this statement because they, directly or indirectly, hold a majority of the outstanding common stock of PRIMEDIA Inc. Beneficial ownership of all shares of Common Stock is disclaimed by KKR Associates, L.P. and KKR 1996 GP LLC.

(3) Purchases were made by PRIMEDIA and Abra LLC. KKR 1996 Fund, L.P. is required to file this statement because it is the managing member of Abra LLC. Beneficial ownership of all shares of Common Stock is disclaimed by KKR 1996 Fund, L.P.

(4) PRIMEDIA Inc. is entitled to receive the Common Stock pursuant to the Agreement, dated as of December 6, 2000 (the "Third Ads for Equity Agreement"), between PRIMEDIA Inc. and the
Issuer (filed as Exhibit 7 to the Reporting person's Report on Schedule 13D dated December
29, 2000). KKR Associates, L.P. and KKR 1996 GP LLC are required to file this statement because they, directly or indirectly, hold a majority of the outstanding common stock of
PRIMEDIA Inc. Beneficial ownership of all shares of Common Stock is disclaimed by KKR
Associates, L.P. and KKR 1996 GP LLC.

(5) PRIMEDIA has the right to acquire the Common Stock in consideration of providing advertising and promotional services to the Issuer, as provided in the Third Ads for Equity
Agreement.

(6) PRIMEDIA Magazines Inc., a wholly owned subsdiairy of PRIMEDIA ("PRIMEDIA Magazines"), is entitled to receive the Common Stock pursuant to the List Rental Agreement, dated as of
December 6, 2000 (the "List Rental Agreement"), between PRIMEDIA Magazines and the Issuer
(filed as Exhibit 11 to the Reporting Person's Report on Schedule 13D dated January 4,
2001). KKR Associates, L.P. and KKR 1996 GP LLC are required to file this statement because they, directly or indirectly, hold a majority of the outstanding common stock of PRIMEDIA
Inc. Beneficial ownership of all shares of Common Stock is disclaimed by KKR Associates,
L.P. and KKR 1996 GP LLC.

(7) PRIMEDIA Magazines has the right to acquire the Common Stock in consideration of the use of a magazine mailing list owned by PRIMEDIA Magazines, as provided in the List Rental
Agreement.

Pursuant to Rule 16-1(a)(4) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons state that this filing shall not be deemed an admission that they are the beneficial owners of any of the securities covered by this statement.




**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


PRIMEDIA INC.                             KKR 1996 GP LLC                          KKR 1996 Fund, L.P.

By: /s/ Charles McCurdy   1/8/01          By: /s/ Perry Golkin       1/8/01        By: /s/ Perry Golkin       1/8/01
   ---------------------- -----------         ---------------------- -----------       ---------------------- -----------
   Name: Charles McCurdy  Date                Member                 Date              Member                 Date
   Title: President


**Signature of Reporting Person           **Signature of Reporting Person          **Signature of Reporting Person


KKR Associates, L.P.                      Abra LLC

By: /s/ Perry Golkin      1/8/01          By: /s/ Perry Golkin       1/8/01
   ---------------------- -----------         ---------------------- -----------
   A General Partner      Date                Member                 Date


**Signature of Reporting Person           **Signature of Reporting Person


(Page 2 of 3)

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Designated Filer: PRIMEDIA Inc.
Date(s) of Event Requiring Statement:   December 11-15, 18-22, 26-29, 2000
Issuer Name and Ticker or Trading Symbol:  About.com, Inc. (BOUT)
Additional Reporting Persons:

      KKR Associates, L.P.         KKR 1996 GP LLC               KKR 1996 Fund, L.P.           Abra LLC
      9 West 57th Street           9 West 57th Street            9 West 57th Street            9 West 57th Street
      Suite 4200                   Suite 4200                    Suite 4200                    Suite 4200
      New York, New York  10019    New York, New York  10019     New York, New York  10019     New York, New York  10019




PRIMEDIA Inc., together with KKR Associates, L.P., KKR 1996 GP LLC, KKR 1996 Fund, L.P. and Abra LLC are collectively referred to in this statement as the "Reporting Persons."

                                     (Page 3 of 3)